Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS

Minnetonka, MN – May 5, 2016 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the first quarter (“Q1”) ended March 31, 2016, including a discussion of results of operations by segment.

First Quarter 2016 Summary

•	Q1 2016 consolidated sales rose 26% to $24.7 million from $19.5 million in Q1 2015. All businesses grew.

▪	Suttle’s sales increased 11% to $11.8 million.

▪	Transition Networks’ sales rose 7% to $8.3 million.

▪	JDL Technologies’ sales grew 398% to $4.3 million.

▪	Net2Edge’s sales expanded 71% to $0.6 million.

•	Manufacturing backlog at March 31, 2016 increased 29% year-over-year, driven by a 47% increase in Suttle’s backlog.

•	Q1 2016 consolidated operating loss, excluding a $4.1 million gain related to additional minimum pension liability adjustments associated with winding up the pension plan at CSI’s Austin Taylor Facility, narrowed to $2.9 million from an operating loss of $5.7 million in Q1 2015.

▪	Suttle’s operating loss was $1.4 million versus an operating loss of $2.9 million in Q1 2015.

▪	Transition Networks’ operating loss was $1.5 million versus an operating loss of $1.6 million in Q1 2015.

▪	JDL Technologies’ operating income was $0.4 million versus an operating loss of $0.8 million in Q1 2015.

▪	Net2Edge’s operating loss was $0.4 million versus an operating loss of $0.5 million in Q1 2015.

•	Q1 2016 net loss was $2.5 million, or $(0.28) per diluted share, (10%) of revenues, compared to a net loss of $4.2 million, or $(0.48) per diluted share, (21%) of revenues, in Q1 2015.

•	Cash, cash equivalents, and investments totaled $17.8 million as of March 31, 2016.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “In the first quarter, we achieved year-over-year revenue growth in all of our businesses against a weak quarter in 2015, materially increased our backlog, narrowed the operating losses at our manufacturing divisions, and continued to invest in R&D. We are encouraged by our progress, which reflects ongoing efforts to increase new product sales, broaden the customer base and improve operating efficiency. More remains to be done, and volatility in our quarter-to-quarter results can be expected. At our manufacturing businesses, we maintained heavy investment in new product development with an eye on restarting CSI for sustainable long-term growth and profitability. This quarter we commence reporting separate financial results for Net2Edge Limited, a growth venture that addresses the significant market opportunity of maintaining legacy networks in a Carrier Ethernet world. We are excited about Net2Edge’s prospects and believe the investment we are making in the business today will deliver positive long-term results and enhanced shareholder value.”

Mr. Lacey added, “In 2016, we will continue to invest in our newest products and our strongest categories, while more closely coordinating technology development among Suttle, Transition Networks and Net2Edge. At JDL Technologies, we will focus on growing the recurring revenue stream from our award-winning IT managed services platform through expansion into new geographies and verticals, and continued penetration of the healthcare sector with our well-established HIPAA-compliant IT services offering. On the cost front, we expect OneCSI, our lean program, will favorably impact our results as initiatives such as shared services in the supply-chain and improvements to manufacturing operations take hold during the coming quarters. We remain committed to transforming CSI into a more vibrant company focused on higher growth segments of the dynamic industries in which we participate. Our balance sheet provides us with the flexibility to pursue the attractive opportunities we see ahead of us, including those driven by the global buildout of Gigabit broadband and by customer demand for innovative solutions that address bandwidth, distance and security limitations of networks that are always in transition.”

Q1 2016 Segment Financial Overview

Suttle

(in 000s)	Three Months Ended March 31
	2016	2015
Sales	$11,789	$10,590
Gross profit	2,045	1,441
Operating loss	(1,442)	(2,865)

Suttle’s sales increased 11% to $11.8 million in Q1 2016, from $10.6 million in Q1 2015, driven by an increase in product volume to the major communication service providers. Sales to the major communication service providers increased 20% to $10.6 million in Q1 2016, from $8.8 million in Q1 2015, and comprised 90% of total segment revenues. Sales of structured cabling and connecting system products increased 12% to $10.6 million in Q1 2016, from $9.4 million in Q1 2015, and accounted for 90% of total segment revenues. Suttle’s operating loss narrowed to $1.4 million in Q1 2016 from an operating loss of $2.9 million in Q1 2015.

Transition Networks

(in 000s)	Three Months Ended March 31
	2016	2015
Sales	$8,330	$7,766
Gross profit	3,183	3,159
Operating loss	(1,456)	(1,607)

Transition Networks’ sales increased 7% to $8.3 million in Q1 2016, from $7.8 million in Q1 2015, primarily due to improvements in the North America market. Transition Networks’ operating loss was $1.5 million in Q1 2016, compared to an operating loss of $1.6 million in Q1 2015.

JDL Technologies

(in 000s)	Three Months Ended March 31
	2016	2015
Sales	$4,312	$865
Gross profit	1,454	41
Operating income (loss)	448	(769)

JDL Technologies’ sales increased 398% to $4.3 million in Q1 2016 compared to $865,000 in Q1 2015. Revenue from the education sector rose 842% to $3.0 million in Q1 2016, from $0.3 million in Q1 2015, due to an ongoing wireless refresh project that began in Q2 2015. Sales to small and medium-sized commercial businesses grew 128% to $1.2 million in Q1 2016, from $0.5 million in Q1 2015, primarily reflecting the continued focus on growing the commercial practice in the managed services space. JDL Technologies reported operating income of $448,000 in Q1 2016, compared to an operating loss of $769,000 in Q1 2015.

Net2Edge

(in 000s)	Three Months Ended March 31
	2016	2015
Sales	$569	$332
Gross profit	328	245
Operating loss	(403)	(450)

Net2Edge’s sales increased 71% to $569,000 in Q1 2016, from $332,000 in Q1 2015, due to increased sales of its new Liberator product line, which enables telecommunications carriers to upgrade from legacy networks to high-speed services. Net2Edge reported an operating loss of $403,000 in Q1 2016, compared to an operating loss of $450,000 in Q1 2015.

Financial Condition

CSI’s balance sheet at March 31, 2016 included cash, cash equivalents, and investments of $17.8 million, working capital of $47.5 million, and stockholders’ equity of $69.2 million.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Edwin C. Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl, CFA
Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited
	Three Months Ended
	Mar. 31, 2016	Mar. 31, 2015
Sales	$24,666,444	$19,544,936
Gross profit	6,769,018	4,886,938
Operating income (loss)	1,279,793	(5,691,238)
Loss before income taxes	(2,131,801)	(5,637,208)
Income tax expense (benefit)	334,866	(1,473,732)
Net loss	$(2,466,667)	$(4,163,476)

Basic net loss per share	$(0.28)	$(0.48)
Diluted net loss per share	$(0.28)	$(0.48)
Cash dividends per share	$0.16	$0.16

Average basic shares outstanding	8,859,865	8,660,819
Average dilutive shares outstanding	8,859,865	8,660,819

Selected Balance Sheet Data

	Unaudited
	Mar. 31, 2016	Dec. 31, 2015
Total assets	$84,714,020	$87,916,230
Cash, cash equivalents & investments	17,761,168	21,334,910
Working capital	47,519,726	46,448,294
Property, plant and equipment, net	17,131,316	17,468,420
Long-term liabilities	179,870	290,087
Stockholders’ equity	69,247,421	72,184,691